SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

September 30th, 2016

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with SMV Resolution for Material Events and Reserved Information and Other Communications N° 005-2014-SMV-01, Credicorp Ltd. complies with notifying you of the following Material Event.

Today, our subsidiary, Credicorp Capital Ltd. (CCL) has concluded the acquisition of the remaining stake in Credicorp Capital Colombia and Credicorp Capital Chile.

As a result of these acquisitions, CCL is now the owner of 100% of Credicorp Capital Colombia and 100% of Credicorp Capital Chile.

Therefore, Credicorp Ltd. has completed the acquisition process of the companies mentioned above, as part of its strategy to create a regional investment banking platform in the Mercado Integrado Latinoamericano (MILA) that will offer an enhanced value proposition to clients that aim to expand their business regionally.

It is worth mentioning that, during this acquisition process and after the approval of its Board of Directors, Credicorp Ltd. made several capital contributions ascending to the amount of US$ 120,146,350.00 to CCL, which in addition to other resources, allowed its subsidiary to proceed with the aforementioned acquisitions.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales	/s/ Miriam Böttger
Legal Representative	Stock Market Representative
Credicorp Ltd.	Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30th, 2016

CREDICORP LTD. (Registrant)

By: /s/ Guillermo Morales	By: /s/ Miriam Böttger
Guillermo Morales	Miriam Böttger
Authorized Representative	Authorized Representative